SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November, 2010.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	ORIX’s Second Quarter Consolidated Financial Results (April 1, 2010 – September 30, 2010) filed with the Tokyo Stock Exchange on Tuesday, November 2, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 2, 2010	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2010 – September 30, 2010

November 2, 2010

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 83.82 to $1.00, the approximate exchange rate prevailing at September 30, 2010.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5042 Fax: +81-3-5419-5901

E-mail: gregory_melchior@orix.co.jp

Consolidated Financial Results from April 1, 2010 to September 30, 2010

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591) Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5042
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Six Months Ended September 30, 2010 and 2009, and the Year Ended March 31, 2010

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation	Year-on-Year Change
September 30, 2010	481,874	4.4%	46,633	121.3%	52,960	132.0%	34,053	69.0%
September 30, 2009	461,741	(14.6%)	21,077	(62.8%)	22,832	(70.7%)	20,150	(63.5%)

	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2010	316.81	267.19
September 30, 2009	207.45	175.45

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
September 30, 2010	8,643,758	1,301,877	1,279,800	14.8%	11,906.55
March 31, 2010	7,739,800	1,316,461	1,298,684	16.8%	12,082.56

2. Dividends for the Years Ended March 31, 2010 (Unaudited)

Dividends Per Share
March 31, 2010	75.00

3. Forecasts for the Year Ending March 31, 2011 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to ORIX Corporation	Year-on-Year Change	Basic Earnings Per Share
March 31, 2011	920,000	(1.1%)	57,000	51.0%	530.30

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes	( )	No	( x )

Addition - None ( ) Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes	( )	No	( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes	( x )	No	( )

2. Other than those above	Yes	( )	No	( x )

For further details, see “Others” on page 7.

(4) Number of Outstanding Shares (Ordinary Shares)

1. The number of outstanding shares, including treasury stock, was 110,231,840 as of September 30, 2010, and 110,229,948 as of March 31, 2010.

2. The number of treasury stock was 2,744,795 as of September 30, 2010, and 2,745,701 as of March 31, 2010.

3. The average number of shares was 107,485,956 for the six months ended September 30, 2010, and 97,131,537 for the six months ended September 30, 2009.

1. Summary of Consolidated Financial Results

1. Analysis of Financial Highlights

Financial Results for the Fiscal Period Ended September 30, 2010

			Fiscal period ended September 30, 2009	Fiscal period ended September 30, 2010	Change	Year on Year Change
Total Revenues		(millions of yen)	461,741	481,874	20,133	4%
Income before Income Taxes		(millions of yen)	22,832	52,960	30,128	132%
Net Income Attributable to ORIX Corporation		(millions of yen)	20,150	34,053	13,903	69%
Earnings Per Share (Basic)		(yen)	207.45	316.81	109.36	53%
	(Diluted)	(yen)	175.45	267.19	91.74	52%
ROE	(Annualized)	(%)	3.3	5.3	2.0	—
ROA	(Annualized)	(%)	0.49	0.83	0.34	—

Economic Environment

The global economy is in the process of a moderate recovery. However, recovery is occurring at different speeds in different countries. Developing economies continue to expand steadily and stock prices are rising. Conversely, proactive monetary easing continues in advanced economies, but economic improvement is lackluster.

Although concerns over a double dip in the U.S. economy have eased, the economy is showing signs of a gradual slowdown. Unemployment rates continue to increase, housing investment remains low and consumer sentiment is weak.

Emerging economies in the Asian region continue to experience stable growth. Particularly in China, the economy is expanding centered on domestic demand, yet there is opposition toward Europe and U.S. policies concerning the renminbi and exports, the impact of which requires attention.

In Japan, the government has downgraded its overall assessment of the economy stating that it is at a “standstill” in its October monthly economic report. Corporate earnings are improving and capital expenditure is increasing, but the rapid appreciation of the yen and lingering concerns of a global economic slowdown have resulted in a cautious future outlook.

Overview of Business Performance (April 1, 2010 to September 30, 2010)

Revenues for the six-month period ended September 30, 2010 (hereinafter “the second consolidated period”) increased 4% to ¥481,874 million compared to ¥461,741 million during the same period of the previous fiscal year. Due to the application of new accounting standards starting in this fiscal year relating to the consolidation of variable interest entities (VIEs) (see page 7), VIEs that have become subject to consolidation have increased, and as a result, interest on loans and investment securities increased compared to the same period of the previous fiscal year. In addition, life insurance premiums and related investment income increased compared to the same period of the previous fiscal year due to strong sales of medical insurance to retail customers and increased investment income.

Expenses were flat year on year at ¥435,241 million. In line with the application of the above-mentioned new accounting standards, interest expense increased compared to the same period of the previous fiscal year. However, compared to the same period of the previous fiscal year, provision for doubtful receivables and probable loan losses decreased significantly and selling, general and administrative expenses decreased as a result of the deconsolidation of ORIX Credit Corporation and ORIX Securities Corporation.

Equity in net income (loss) of affiliates was a gain of ¥5,988 million for the second consolidated period mainly due to contributions from equity method affiliates in the Asian region, compared to the same period of the previous fiscal year when a loss of ¥4,538 million was recorded as a result of an affiliate filing for protection under the Corporate Rehabilitation Law. In addition, gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net decreased due to the absence of a gain on the sale of ORIX Credit Corporation that was recorded in the same period of the previous fiscal year.

As a result of the foregoing, income before income taxes and discontinued operations increased 132% to ¥52,960 million compared to ¥22,832 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation rose 69% to ¥34,053 million from ¥20,150 million during the same period of the previous fiscal year.

Segment Information

All segments maintained profitability during the second consolidated period.

Beginning this fiscal year, the Company changed the way it measures its segment assets and segment revenues related to certain VIEs which are consolidated in accordance with the above-mentioned new accounting standards as a result of the Company’s management changing its internal performance assessment measures to manage its segments.

In addition, in line with a change of management classification, Internet Research Institute, Inc. and ORIX’s Information and Communication Technology Department, which were previously included in the Corporate Financial Services segment, have been included in the Investment Banking segment and Maintenance Leasing segment, respectively.

Due to these changes, the reclassified figures are shown for the second consolidated period and the fiscal year ended March 31, 2010 (See page 12, “ Segment Information”).

Segment information for the second consolidated period is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing, commission business for the sale of financial products, and environment-related businesses.

Segment revenues were flat at ¥50,435 million compared to ¥50,111 million during the same period of the previous fiscal year. This is due to a decrease in installment loan revenues in line with a decrease in the average balance of installment loans as a result of restrictions of new loan executions from the previous fiscal year offsetting second consolidated period increases in investment in direct financing leases from the purchase of Sun Telephone Co., Ltd.’s leasing receivables and the purchase of Tsukuba Lease Co., Ltd., as well as increased revenues from the environment-related business.

Segment expenses decreased compared to the same period of the previous fiscal year, resulting from a decrease in provisions for doubtful receivables and probable loan losses.

As a result, segment profits were ¥4,933 million compared to a loss of ¥9,413 million in the same period of the previous fiscal year.

Segment assets decreased 8% to ¥1,088,198 million compared to March 31, 2010, due to a decline in the balance of installment loans offsetting an increase in investment in direct financing leases from the purchase of leasing receivables and new, small-sized leasing transactions.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing. The rental operations are comprised of leasing and rental of precision measuring equipment and IT-related equipment.

Despite the absence of signs of a full-fledged recovery of domestic capital expenditure and the otherwise bleak business environment outlook, the Maintenance Leasing segment revenues have remained stable through the provision of high value-added services responding to such demands as corporations’ needs to reduce costs.

Segment revenues remained robust at ¥112,511 million compared to ¥114,221 million during the same period of the previous fiscal year due to solid revenues from the sales of used automobiles and automobile maintenance despite decreases in the average balance of investment in direct finance and operating leases.

Segment expenses decreased compared to the same period of the previous fiscal year, due to a decrease in depreciation expense as a result of a year on year decrease in the average balance of operating lease assets and a decrease in interest expense.

As a result, segment profits increased 21% to ¥14,041 million compared to ¥11,616 million during the same period of the previous fiscal year.

Segment assets increased 3% to ¥531,905 million compared to March 31, 2010 due to an increase in direct finance and operating lease assets.

Real Estate Segment

This segment consists of development and rental of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, and real estate investment and advisory services.

The condominium market is in the process of a moderate recovery with the monthly number of units supplied in both the Tokyo metropolitan and Kinki areas exceeding that of the same months of the previous fiscal year and the contract completion rate has surpassed the key benchmark level of 70%. The number of condominiums delivered by the Company decreased to 412 units during the second consolidated period from 726 units during the same period of the previous fiscal year due to previous limitations on new developments. However, the number of units delivered increased by 309 units from the first consolidated fiscal period.

In the office building market, there are signs of a slight decline in urban area vacancy rates and the decline in rental rates is slowing to a halt. However, it still cannot be said that the market is at the bottom as the market recognizes the future supply of large-scale buildings. Although sales of real estate under operating leases are below pre-crisis levels, they are on an increasing trend. In this environment, the real estate investment business is pursuing a policy of making appropriate assets sales based on real demand.

Operating asset revenues were stable despite seasonal factors such as increased demand at hotels and Japanese inns and a decrease in golf course patronage due to the exceptionally hot summer.

Segment revenues decreased 14% to ¥82,770 million compared to ¥95,940 million during the same period of the previous fiscal year due to a decrease in the number of condominiums delivered and the absence of a gain on the sale of a large building under operating lease that was recorded during the same period of the previous fiscal year. Although segment expenses similarly declined, segment profits decreased 65% to ¥3,799 million compared to ¥10,728 million during the same period of the previous fiscal year.

Segment assets remained flat at ¥1,071,433 million compared to March 31, 2010.

Investment Banking Segment

This segment consists of real estate finance, commercial real estate asset securitization, loan servicing (asset recovery),

principal investment, M&A advisory, venture capital, and securities brokerage.

Segment revenues increased 13% to ¥52,313 million compared to ¥46,409 million during the same period of the previous fiscal year, due to increased installment loan revenues from collections from the loan servicing (asset recovery) business and increased revenues from operating leases from an increase in real estate under operating leases, despite a 13% year-on-year decline in the average balances of installment loans and investment in securities (including specified bonds).

Segment expenses were flat year-on-year due to decreases in selling, general and administrative expenses and provisions for doubtful receivables and probable loan losses, despite a year-on-year increase in write-downs of securities.

Equity in net income (loss) of affiliates recorded a profit during the second consolidated period, whereas a loss was recorded during the first consolidated period of the previous fiscal year due to an affiliate filing for protection under the Corporate Rehabilitation Law.

As a result, segment profits were ¥4,258 million compared to a loss of ¥14,394 million in the same period of the previous fiscal year.

Segment assets were down 5% to ¥1,019,565 million, compared to March 31, 2010 due to decreases in the balances of installment loans and investment in securities (including specified bonds).

Retail Segment

This segment consists of the life insurance operations, the trust and banking business, and the card loan and the online securities brokerage businesses operated by affiliates.

In the life insurance business, insurance-related gains and insurance-related investment income improved due to an increase in contracts.

Installment loans increased in the trust and banking business due to increased corporate lending, contributing to increased revenues and improved profits. Also, Internet-based deposits increased steadily, and assets have surpassed 1 trillion yen.

Segment revenues and expenses from the card loan and online securities brokerage business are recognized as segment profits under equity in net income (loss) of affiliates due to the share transfer and share exchange of the card loan and online securities brokerage businesses, respectively, during the previous consolidated fiscal year. Furthermore, a gain on the sale of a subsidiary was recognized for the card loan business during the second consolidated period of the previous fiscal year.

As a result, segment revenues decreased 8% to ¥75,237 million compared to ¥81,686 million during the same period of the previous fiscal year. However, segment profits increased 2% to ¥15,175 million compared to ¥14,820 million during the same period of the previous fiscal year due to decreased segment expenses, mainly lower selling, general and administrative expenses and decreased provisions for doubtful receivables and probable loan losses.

Segment assets increased 3% to ¥1,627,935 million compared to March 31, 2010 as a result of an increase in investment securities and an increase in installment loans in the trust and banking business.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations in the U.S., Asia, Oceania and Europe.

The U.S. is experiencing a slowdown of economic recovery despite a decreasing trend in financial institutions’ cost of credit, as the housing market remains stagnant and unemployment continues to hover at a high rate. Conversely, strong growth in the Asian region is expected to continue.

Segment revenues decreased 5% to ¥83,897 million compared to ¥88,039 million during the same period of the previous fiscal year. In the U.S., fee income from investment banking operations has remained stable, and gains were recorded for the sales of municipal bonds and RED CAPITAL GROUP loans. However, revenues decreased as gains on investment securities decreased and the average balance of investment in operating and direct financing leases decreased compared to the same period of the previous fiscal year.

Segment expenses decreased due to decreases in the cost of operating leases, interest expense and provisions for doubtful receivables and probable loan losses and write-downs of securities in the U.S., despite an increase in selling, general and administrative expense from corporate acquisitions in the U.S. As a result, segment profits increased 5% to ¥22,478 million compared to ¥21,489 million during the same period of the previous fiscal year.

Segment assets decreased 8% to ¥788,856 million compared to March 31, 2010, mainly due to the effects of an appreciated yen and the sale of municipal bonds.

2. Qualitative Information Regarding Consolidated Financial Condition

Financial Condition

		Fiscal Period Ended September 30, 2010	Fiscal Year Ended March 31, 2010	Change	Year on Year Change
Total Assets	(millions of yen)	8,643,758	7,739,800	903,958	12%
(Segment Assets)		6,127,892	6,284,275	(156,383)	(2%)
Total Liabilities	(millions of yen)	7,320,218	6,395,244	924,974	14%
(Long- and Short-term Debt)		5,283,804	4,409,835	873,969	20%
(Deposits)		920,765	853,269	67,496	8%
Shareholders’ Equity	(millions of yen)	1,279,800	1,298,684	(18,884)	(1%)
Shareholders’ Equity Per Share	(yen)	11,906.55	12,082.56	(176.01)	(1%)

*	Note: “Shareholders’ Equity” refers to “ORIX Corporation Shareholders’ Equity.”

Total assets increased 12% to ¥8,643,758 million compared to ¥7,739,800 million on March 31, 2010. Installment loans and investment in direct financing leases increased due to the application of new accounting standards in this fiscal year relating to consolidation of VIEs (see page 7). Segment assets were down 2% to ¥6,127,892 million, compared to March 31, 2010.

Regarding liabilities, the application of the new accounting standards with respect to VIEs and the issuance of straight bonds (including U.S. dollar-denominated bonds) resulted in an increase in long-term debt compared to March 31, 2010. Furthermore, deposits have increased in accordance with business expansion into corporate lending in the trust and banking business.

Shareholders’ equity decreased 1% to ¥1,279,800 million compared to March 31, 2010 due to a decrease in accumulated other comprehensive income (loss) such as net change of foreign currency translation adjustment.

Summary of Cash Flows

Cash and cash equivalents increased by ¥109,922 million to ¥749,009 million compared to March 31, 2010.

Cash flows from operating activities provided ¥109,214 million during the second consolidated period, having provided ¥100,973 million during the same period of the previous fiscal year, resulting from an increase in net income compared to the same period of the previous fiscal year, an increase in sales of trading securities, in addition to the adjustment of net income such as depreciation and amortization, provision for doubtful receivables and probable loan losses and equity in net income (loss) of affiliates (excluding interest on loans).

Cash flows from investing activities provided ¥134,527 million during the second consolidated period, having provided ¥352,351 million during the same period of the previous fiscal year, due to an increase in purchases of lease equipment and a decrease in sales of subsidiaries, net of cash disposed.

Cash flows from financing activities used ¥126,442 million during the second consolidated period, having used ¥319,130 million during the same period of the previous fiscal year, due to the amount of funding raised exceeding the repayment of borrowing, despite a decrease in the amount of funding raised due to the absence of a new stock issuance during the same period of the previous fiscal year.

3. Qualitative Information Regarding Forecasts for Consolidated Financial Results

Financial Highlights for the Fiscal Year Ending March 31, 2011

The global economy is in the process of a gradual recovery. However, the impact of new and impending financial regulations in the U.S., the spread of fiscal uncertainty in Europe, the revaluation of China’s renminbi and the sudden appreciation of the yen in Japan remain as risk factors. Based on the operating environment described above and measures described further below, ORIX’s forecast for the fiscal year ending March 31, 2011 is as follows:

ORIX forecasts total revenues of ¥920,000 million (down 1.1% year on year) for the fiscal year ending March 31, 2011 due to the effects of the change in status of the card loan and online securities brokerage businesses to equity-method affiliates.

Net income attributable to ORIX Corporation of ¥57,000 million (up 51% year on year) is forecasted, aiming to achieve profitability in all segments. Segment profits forecasts are as follows:

The Corporate Financial Services segment is expected to return to profitability due to enhancing “Finance + Services” and an expanded corporate client base in addition to decreased provision for doubtful receivables and probable loan losses and selling, general and administrative expenses.

Maintenance Leasing segment profits are forecasted to increase year on year through an expanded service menu and enhanced group-wide cross functional collaboration, despite the severe operating environment with decreased demand for corporate capital expenditure.

Real Estate segment profits are forecasted to be flat year on year through improved rental property yield and improved profitability of the housing-related business.

The Investment Banking segment is expected to return to profitability through capitalizing on the servicer function and promoting investments and also due to the minimal risk of significant losses from major investments.

Retail segment profits are forecasted to decrease due to gains on sales of subsidiaries recognized during the fiscal year ended March 31, 2010. Excluding these gains, profits are forecasted to increase due to increased profits from the enhanced new product lineup of the life insurance business and expanded corporate loans by the trust and banking business. This segment is positioned as an important segment in a growth stage, aiming for further expansion.

U.S. operations will expand “Finance + Services” utilizing sophisticated expertise and also expand business operations through measures such as M&A. Profit in the Asia and Oceania region is forecasted to increase by embracing economic growth in the Asian region. As a result, the Overseas Business segment is forecasted to maintain a high-level of profit as a whole.

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company as well as on assumptions deemed reasonable, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures.

Various factors causing these figures to differ materially are discussed, but not limited to, those described under “Risk Factors” in the Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Others

(1) Changes in Significant Consolidated Subsidiaries

There is no corresponding item.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

Effective April 1, 2010, the Company and its subsidiaries adopted FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140”), which was codified by Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”)). This Update eliminates the concept of a qualifying special-purpose entity and therefore also eliminates the exception to ASC 810-10 (“Consolidation-Variable Interest Entities”) that formerly applied to variable interest entities deemed to be qualifying special-purpose entities. This Update also modifies the financial-components approach used in ASC 860 and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset.

Effective April 1, 2010, the Company and its subsidiaries adopted FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R)”), which was codified by Accounting Standards Update 2009-17 (ASC810 (“Consolidation”)). This Update eliminates the exception to applying FIN 46(R) (ASC 810-10) with respect to variable interest entities deemed to be qualifying special-purpose entities and requires an enterprise to perform qualitative analysis to identify the primary beneficiary. An enterprise that has both of the following characteristics is considered to be primary beneficiary and must consolidate a variable interest entity:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and
•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Additionally, this Update requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity.

The effect of the Updates on the Company and its subsidiaries’ financial conditions at the initial adoption date is an increase of ¥1,147 billion in total assets, an increase of ¥1,169 billion in total liabilities and a decrease of ¥22 billion in retained earnings, net of tax, respectively, in the consolidated balance sheets.

Although our total assets and liabilities are expected to increase through the consolidation of the VIEs described above, the net cash flow and economic effects of our investments in these entities have not changed. In addition, the creditors of the liabilities of the consolidated VIEs have no recourse to other assets of the Company and its subsidiaries.

(1) Condensed Consolidated Balance Sheets

(As of September 30, 2010 and March 31, 2010)

(Unaudited)

(millions of yen, millions of US$)

Assets	September 30, 2010	March 31, 2010	U.S. dollars September 30, 2010

Cash and Cash Equivalents	749,009	639,087	8,936
Restricted Cash	120,717	77,486	1,440
Time Deposits	3,318	548	40
Investment in Direct Financing Leases	853,294	756,481	10,180
Installment Loans	3,193,971	2,464,251	38,105
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(175,723)	(157,523)	(2,096)
Investment in Operating Leases	1,203,786	1,213,223	14,362
Investment in Securities	1,038,736	1,104,158	12,392
Other Operating Assets	235,435	186,396	2,809
Investment in Affiliates	397,062	409,711	4,737
Other Receivables	197,202	210,521	2,353
Inventories	136,911	153,256	1,633
Prepaid Expenses	50,681	45,420	605
Office Facilities	101,291	96,831	1,208
Other Assets	538,068	539,954	6,419

Total Assets	8,643,758	7,739,800	103,123

Liabilities and Equity

Short-Term Debt	543,432	573,565	6,483
Deposits	920,765	853,269	10,985
Trade Notes, Accounts Payable and Other Liabilities	318,241	311,113	3,797
Accrued Expenses	103,381	101,917	1,233
Policy Liabilities	397,140	409,957	4,738
Current and Deferred Income Taxes	173,136	183,674	2,066
Security Deposits	123,751	125,479	1,476
Long-Term Debt	4,740,372	3,836,270	56,555

Total Liabilities	7,320,218	6,395,244	87,333

Redeemable Noncontrolling Interests	21,663	28,095	258

Commitments and Contingent Liabilities

Common Stock	143,946	143,939	1,717
Additional Paid-in Capital	179,040	178,661	2,136
Retained Earnings	1,108,073	1,104,779	13,220
Accumulated Other Comprehensive Income (Loss)	(102,040)	(79,459)	(1,217)
Treasury Stock, at Cost	(49,219)	(49,236)	(587)

ORIX Corporation Shareholders’ Equity	1,279,800	1,298,684	15,269

Noncontrolling Interests	22,077	17,777	263

Total Equity	1,301,877	1,316,461	15,532

Total Liabilities and Equity	8,643,758	7,739,800	103,123

Note 1:

	September 30, 2010	March 31, 2010	U.S. dollars September 30, 2010
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	4,306	7,495	51
Defined benefit pension plans	(8,942)	(9,092)	(107)
Foreign currency translation adjustments	(97,702)	(77,651)	(1,166)
Net unrealized gains (losses) on derivative instruments	298	(211)	5

	(102,040)	(79,459)	(1,217)

Note 2:

Accounting Standards Update 2009-17 (ASC810-10 (“Consolidation”)) has been adopted since April 1, 2010. Pursuant to ASU 2009-17, the assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs and the liabilities of consolidated VIEs for which do not have recourse to the general credit of the Company and its subsidiaries are below.

	September 30, 2010	U.S. dollars September 30, 2010
Assets
Cash and Cash Equivalents	45,423	542
Investment in Direct Financing Leases	271,225	3,236
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	962,394	11,482
Investment in Operating Leases	301,673	3,599
Investment in Securities	66,018	788
Investment in Affiliates	33,664	402
Others	165,547	1,974

	1,845,944	22,023

Liabilities
Short-Term Debt	1,580	19
Trade Notes, Accounts Payable and Other Liabilities	14,909	178
Policy Liabilities	9,384	112
Long-Term Debt	1,277,988	15,247
Others	6,273	74

	1,310,134	15,630

(2) Condensed Consolidated Statements of Income

(For the Six Months Ended September 30, 2009 and 2010)

(Unaudited)

(millions of yen, millions of US$)

	Six Months ended September 30, 2009	Period -over- period (%)	Six Months ended September 30, 2010	Period -over- period (%)	U.S. dollars Six Months ended September 30, 2010
Total Revenues :	461,741	85	481,874	104	5,749

Direct financing leases	25,508	74	24,815	97	296
Operating leases	137,348	95	141,321	103	1,686
Interest on loans and investment securities	73,825	71	87,693	119	1,046
Brokerage commissions and net gains on investment securities	10,510	—	11,261	107	134
Life insurance premiums and related investment income	57,189	91	59,648	104	712
Real estate sales	21,007	73	19,419	92	232
Gains on sales of real estate under operating leases	2,254	12	438	19	5
Other operating revenues	134,100	90	137,279	102	1,638

Total Expenses :	440,664	91	435,241	99	5,193

Interest expense	43,226	83	64,612	149	771
Costs of operating leases	96,444	99	94,821	98	1,131
Life insurance costs	46,440	85	44,772	96	534
Costs of real estate sales	20,693	56	18,628	90	222
Other operating expenses	77,163	86	83,396	108	995
Selling, general and administrative expenses	110,577	92	99,443	90	1,186
Provision for doubtful receivables and probable loan losses	39,474	144	13,726	35	164
Write-downs of long-lived assets	212	—	3,737	—	45
Write-downs of securities	6,085	109	11,968	197	143
Foreign currency transaction loss, net	350	—	138	39	2

Operating Income	21,077	37	46,633	221	556

Equity in Net Income (Loss) of Affiliates	(4,538)	—	5,988	—	71
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	6,293	—	339	5	4

Income before Income Taxes and Discontinued Operations	22,832	29	52,960	232	631

Provision for Income Taxes	9,473	29	20,380	215	243

Income from Continuing Operations	13,359	29	32,580	244	388

Discontinued Operations:
Income from discontinued operations, net	10,816		4,406		53
Provision for income taxes	(3,687)		(1,868)		(22)

Discontinued operations, net of applicable tax effect	7,129	63	2,538	36	31

Net Income	20,488	36	35,118	171	419

Net Income (Loss) Attributable to the Noncontrolling Interests	(741)	—	165	—	2

Net Income Attributable to the Redeemable Noncontrolling Interests	1,079	156	900	83	11

Net Income Attributable to ORIX Corporation	20,150	36	34,053	169	406

Note 1:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements–Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

(3) Condensed Consolidated Statements of Cash Flows

(For the Six Months Ended September 30, 2009 and 2010)

(Unaudited)

(millions of yen, millions of US$)

	Six Months ended September 30, 2009	Six Months ended September 30, 2010	U.S. dollars Six Months ended September 30, 2010
Cash Flows from Operating Activities:
Net income	20,488	35,118	419
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	85,256	79,287	946
Provision for doubtful receivables and probable loan losses	39,474	13,726	164
Decrease in policy liabilities	(25,028)	(12,817)	(153)
Equity in net (income) loss of affiliates (excluding interest on loans)	5,156	(4,732)	(56)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(6,293)	(339)	(4)
Gains on sales of available-for-sale securities	(3,086)	(4,332)	(52)
Gains on sales of real estate under operating leases	(2,254)	(438)	(5)
Gains on sales of operating lease assets other than real estate	(3,408)	(4,699)	(56)
Write-downs of long-lived assets	212	3,737	45
Write-downs of securities	6,085	11,968	143
Increase in restricted cash	(5,410)	(10,783)	(129)
Decrease (increase) in trading securities	(1,424)	23,164	276
Decrease in inventories	18,333	7,016	83
Decrease in other receivables	5,497	3,093	37
Increase (decrease) in trade notes, accounts payable and other liabilities	(25,770)	4,604	55
Other, net	(6,855)	(34,359)	(410)

Net cash provided by operating activities	100,973	109,214	1,303

Cash Flows from Investing Activities:
Purchases of lease equipment	(190,401)	(292,473)	(3,489)
Principal payments received under direct financing leases	182,529	196,555	2,345
Net proceeds from securitization of lease receivables, loan receivables and securities	8,175	—	—
Installment loans made to customers	(320,600)	(391,838)	(4,675)
Principal collected on installment loans	520,703	594,153	7,088
Proceeds from sales of operating lease assets	63,231	88,114	1,051
Investment in affiliates, net	(8,417)	11,449	137
Proceeds from sales of investment in affiliates	4,393	1,283	15
Purchases of available-for-sale securities	(176,518)	(439,477)	(5,243)
Proceeds from sales of available-for-sale securities	72,624	238,282	2,845
Proceeds from redemption of available-for-sale securities	78,145	176,311	2,103
Purchases of held-to-maturity securities	(9,733)	—	—
Purchases of other securities	(6,346)	(22,930)	(274)
Proceeds from sales of other securities	11,293	8,161	97
Purchases of other operating assets	(2,723)	(3,011)	(36)
Acquisitions of subsidiaries, net of cash acquired	(4,944)	(14,610)	(174)
Sales of subsidiaries, net of cash disposed	126,721	454	5
Other, net	4,219	(15,896)	(190)

Net cash provided by investing activities	352,351	134,527	1,605

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(51,143)	(19,407)	(232)
Proceeds from debt with maturities longer than three months	430,468	874,550	10,434
Repayment of debt with maturities longer than three months	(839,776)	(1,033,191)	(12,326)
Net increase in deposits due to customers	76,972	67,639	807
Issuance of common stock	83,036	11	0
Dividends paid	(6,261)	(8,061)	(96)
Net decrease in call money	(13,400)	(8,000)	(95)
Other, net	974	17	—

Net cash used in financing activities	(319,130)	(126,442)	(1,508)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,311)	(7,377)	(89)

Net increase in Cash and Cash Equivalents	132,883	109,922	1,311
Cash and Cash Equivalents at Beginning of Year	459,969	639,087	7,625

Cash and Cash Equivalents at End of Period	592,852	749,009	8,936

(4) Assumptions for Going Concern

Not applicable.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

(millions of yen, millions of US$)

	Six Months ended September 30, 2009		Six Months ended September 30, 2010		U.S. dollars Six Months ended September 30, 2010		March 31, 2010	September 30, 2010	U.S. dollars September 30, 2010
	Segment Revenues	Segment Profits (Losses)	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets	Segment Assets
Corporate Financial Services	50,111	(9,413)	50,435	4,933	602	59	1,178,458	1,088,198	12,983
Maintenance Leasing	114,221	11,616	112,511	14,041	1,342	168	515,716	531,905	6,346
Real Estate	95,940	10,728	82,770	3,799	987	45	1,079,273	1,071,433	12,783
Investment Banking	46,409	(14,394)	52,313	4,258	624	51	1,071,255	1,019,565	12,164
Retail	81,686	14,820	75,237	15,175	898	181	1,578,758	1,627,935	19,422
Overseas Business	88,039	21,489	83,897	22,478	1,001	268	860,815	788,856	9,410

Segment Total	476,406	34,846	457,163	64,684	5,454	772	6,284,275	6,127,892	73,108

Difference between Segment Total and Consolidated Amounts	(14,665)	(12,014)	24,711	(11,724)	295	(141)	1,455,525	2,515,866	30,015

Consolidated Amounts	461,741	22,832	481,874	52,960	5,749	631	7,739,800	8,643,758	103,123

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations and net income attributable to the noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.
Note 2:	From this fiscal year, the Company changed the measure of its segment assets and segment revenues related to certain variable interest entities (VIEs) which are consolidated in accordance with ASC 810-10 (“Consolidations-Variable Interest Entities”) since the Company’s management changed its internal performance assessment measures to manage its segments. Among consolidated VIEs, for certain VIEs, such as those used for securitization, in which VIE’s assets can be used only to settle related obligations and the creditors do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on an amount of the Company and its subsidiaries ‘ net investments in VIEs, which are different from the amount of total assets of the consolidated VIEs, and segment revenues are measured at a net amount of the VIEs’ revenues corresponding to its investments in VIEs.

In addition, in line with a review of management classification, Internet Research Institute, Inc. and ORIX’s Information and Communication Technology Department, which were previously included in the Corporate Financial Services segment, have been included in the Investment Banking segment and Maintenance Leasing segment, respectively.

Due to these changes, the reclassified figures are shown for the second consolidated period and the fiscal year ended March 31, 2010.

2. Geographic Information

(millions of yen, millions of US$)

	Six Months ended September 30, 2009
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	398,499	44,110	40,508	(21,376)	461,741
Income before Income Taxes	13,051	8,356	12,241	(10,816)	22,832

	Six Months ended September 30, 2010
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	379,843	68,263	39,595	(5,827)	481,874
Income before Income Taxes	35,268	9,491	12,607	(4,406)	52,960

	U.S. dollars Six Months ended September 30, 2010
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	4,532	814	472	(69)	5,749
Income before Income Taxes	421	113	150	(53)	631

Note 1:	Results of discontinued operations are included in each amount attributed to each geographic area.
Note 2:	Mainly United States
Note 3:	Mainly Asia, Europe, Oceania and Middle East

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.